SUB-ITEM 77Q1: Exhibit G

SUBADVISORY AGREEMENT JOHN HANCOCK FUNDS II

     This SUBADVISORY AGREEMENT made as of December 14, 2007 (this “Agreement”) by and between TEMPLETON INVESTMENT COUNSEL, LLC, a Delaware limited liability company ("TIC") and TEMPLETON GLOBAL ADVISORS LIMITED (“TGAL”), a Bahamian corporation located in Nassau.

WITNESSETH

WHEREAS, TIC and TGAL are each registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and are engaged in the business of supplying investment management services, each as an independent contractor; and WHEREAS, TIC and TGAL are affiliates and are under common control and management; and WHEREAS, TIC, pursuant to a Subadvisory Agreement with JOHN HANCOCK

INVESTMENT MANAGEMENT SERVICES, LLC (the “Client”) dated the 17th day of October, 2005 (the “Investment Subadvisory Agreement”), has been retained to render investment advisory services with respect to certain assets of the International Value Fund, which is a separate series of John Hancock Funds II (the “Account”); and

WHEREAS, E. Tucker Scott, a portfolio manager for the Account, has relocated to Nassau, Bahamas and is employed by TGAL, and TIC wishes to enter into this agreement with TGAL to enable Mr. Scott to continue to perform his responsibilities as a portfolio manager of the Account during his employment with TGAL; and WHEREAS, E. Tucker Scott continues to serve as an officer of TIC, but performs investment advisory services as an employee of TGAL.

     NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties hereto, intending to be legally bound hereby, mutually agree as follows:

     1. TIC hereby retains TGAL, and TGAL hereby accepts such engagement, to furnish certain investment advisory services with respect to the assets of the Account, as more fully set forth herein.

     (a) Subject to the overall policies, control, direction and review of the Client and to the instructions and supervision of TIC, TGAL agrees to provide certain investment advisory services with respect to securities and investments and cash equivalents in the Account. TIC will continue to have full responsibility for all investment advisory services provided to the Account. TIC acknowledges that the only services that TGAL will provide under this agreement are the portfolio management services of E. Tucker Scott while he remains employed by TGAL.

     (b) Both TGAL and TIC may place all purchase and sale orders on behalf of the Account. The placement of these orders will take place in the State of Florida or in Nassau.

     (c) Unless otherwise instructed by TIC or the Client, and subject to the provisions of this Agreement and to any guidelines or limitations specified from time to time by TIC or by the Client, TGAL shall report daily all transactions effected by TGAL on behalf of the Account to TIC and to other entities as reasonably directed by TIC or the Client.

     (d) For the term of this Agreement, TGAL shall provide TIC with a report of its activities hereunder on behalf of the Account and its proposed strategy as TIC may reasonably request from time to time, all in such form and detail as requested by TIC. E. Tucker Scott shall also be available to respond to inquiries from TIC or the Client as either may reasonably request.

     (e) In performing its services under this Agreement, TGAL shall adhere to the Account’s investment guidelines (as described in the Investment Subadvisory Agreement and the disclosure documents of the Account), as may be amended from time to time, and shall comply with the provisions of the Advisers Act and the rules and regulations of the Securities and Exchange Commission (the “SEC”) thereunder in all material respects.

     (f) In carrying out its duties hereunder, TGAL shall comply with all reasonable instructions of the Account or TIC in connection therewith. Such instructions may be given by letter, telex, telefax or telephone confirmed by telex, by TIC, the Client or by any other person authorized by the Client, provided a certification of such authorization has been supplied to TGAL.

     2. In performing the services described above, TGAL shall use its best efforts to obtain for the Account the most favorable price and execution available. Subject to prior authorization of appropriate policies and procedures by the Client, TGAL may, to the extent authorized by law and in accordance with the terms of the Investment Subadvisory Agreement, cause the Account to pay a broker who provides brokerage and research services an amount of commission for effecting a portfolio investment transaction in excess of the amount of commission another broker would have charged for effecting that transaction, in recognition of the brokerage and research services provided by the broker. To the extent authorized by applicable law, TGAL shall not be deemed to have acted unlawfully or to have breached any duty created by this Agreement or otherwise solely by reason of such action.

     3. (a) TIC shall pay to TGAL a fee equal to 60% of the advisory fee paid to TIC under the Investment Subadvisory Agreement, which fee shall be payable in the U.S. dollars, on the first business day of each calendar quarter as compensation for the services to be rendered and obligations assumed by TGAL during the preceding quarter. The advisory fee under this Agreement shall be payable on the first business day of the first calendar quarter following the effective day of this Agreement and shall be reduced by the amount of any advance payments made by TIC relating to the previous quarter.

      (b) If this Agreement is terminated prior to the end of any calendar quarter, the quarterly fee shall be prorated for the portion of any quarter in which this Agreement is in effect which is not a complete quarter according to the proportion which the number of calendar days in the quarter during which the Agreement is in effect bears to the total number of calendar days in the quarter, and shall be payable within 10 days after the date of termination.

     4. It is understood that the services provided by TGAL are not to be deemed exclusive. TIC acknowledges that TGAL may have investment responsibilities, render investment advice, or perform other investment advisory services to other investment clients, which may invest in the same type of securities as the Account (collectively, “TGAL Advisory Clients”). TIC agrees that TGAL may give advice or exercise investment responsibility and take such other action with respect to such TGAL Advisory Clients that may differ from advice given or the timing or nature of action taken with respect to the Account. In providing services, TGAL may use information furnished by others to TIC and TGAL in providing services to other TGAL Advisory Clients.

     5. TGAL agrees to use its best efforts in performing the services to be provided by it pursuant to this Agreement.

     6. During the term of this Agreement, TGAL will pay all expenses incurred by it in connection with the services to be provided by it under this Agreement other than the cost of securities (including brokerage commissions, if any) purchased for the Account. The Account and TIC will be responsible for all of their respective expenses and liabilities.

     7. TGAL shall, unless otherwise expressly provided and authorized, have no authority to act for or represent TIC, the Client or the Account in any way, or in any way be deemed an agent for TIC, the Client or the Account.

     8. TGAL will treat confidentially and as proprietary information of the Client and the Account all records and other information relative to the Account, and will not use such records and information for any purpose other than performance of its responsibilities and duties hereunder, except after prior notification to and approval in writing by TIC, which approval shall not be unreasonably withheld and may not be withheld, where TGAL may be exposed to civil or criminal contempt proceedings for failure to comply when requested to divulge such information by duly constituted authorities, or when so requested by the Client or the Account.

     9. This Agreement shall continue in effect until E. Tucker Scott ceases to be employed by TGAL, for whatever reason.

     10. (a) Notwithstanding the foregoing, this Agreement may be terminated at any time, without the payment of any penalty, by TIC or TGAL upon not less than sixty (60) days’ written notice to the other party.

     (b) This Agreement shall terminate automatically in the event of any transfer or assignment thereof, as defined in the Advisers Act, and in the event of any act or event that terminates the Investment Management Agreement.

     11. (a) In the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations or duties hereunder on the part of TGAL, neither TGAL nor any of its directors, officers, employees or affiliates shall be subject to liability to TIC for any error of judgement or mistake of law or any other act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security by the Account.

     (b) Notwithstanding paragraph 11(a), to the extent that TIC is found by a court of competent jurisdiction, or the SEC or any other regulatory agency to be liable to the Client or the Account (a “liability”), for any acts undertaken by TGAL pursuant to authority delegated as described in Paragraph 11(a), TGAL shall indemnify TIC and each of its affiliates, officers, directors and employees (each an “Indemnified Party”) harmless from, against, for and in respect of all losses, damages, costs and expenses incurred by an Indemnified Party with respect to such liability, together with all legal and other expenses reasonably incurred by any such Indemnified Party, in connection with such liability.

     12. In compliance with the requirements of the Advisers Act, TGAL hereby agrees that all records which it maintains for the Account are the property of the Client or the Account and further agrees to surrender promptly to TIC or the Client, or to any third party at either’s direction, any of such records upon the TIC’s request. TGAL further agrees to preserve for periods prescribed by the Advisers Act the records required to be maintained under the Advisers Act.

     13. Upon termination of TGAL’s engagement under this Agreement or at the Client’s direction, TGAL shall forthwith deliver to TIC, the Client, or to any third party at TIC’s direction, all records, documents and books of accounts which are in the possession or control of TGAL and relate directly and exclusively to the performance by TGAL of its obligations under this Agreement; provided, however, that TGAL shall be permitted to keep such records or copies thereof for such periods of time as are necessary to comply with applicable laws, in which case TGAL shall provide TIC, the Client, or a designated third party with copies of such retained documents unless providing such copies would contravene such rules, regulations and laws.

     Termination of this Agreement or of TGAL’s engagement hereunder shall be without prejudice to the rights and liabilities created hereunder prior to such termination.

     14. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, in whole or in part, the other provisions hereof shall remain in full force and effect. Invalid provisions shall, in accordance with the intent and purpose of this Agreement, be replaced by such valid provisions that in their economic effect come as closely as legally possible to such invalid provisions.

15. Any notice or other communication required to be given pursuant to this Agreement shall be in writing and given by personal delivery or by facsimile transmission and shall be effective upon receipt. Notices and communications shall be given:

to TGAL:	Box N-7759 Lyford Cay
Nassau, Bahamas
Facsimile: 242-362-4308

to TIC:	500 East Broward Boulevard
Suite 2100
Fort Lauderdale, Florida 33394
Facsimile: 954-527-7329

16. This Agreement shall be interpreted in accordance with and governed by the laws of the State of Florida.

17. Notwithstanding any other provision of this Agreement, the rights and duties of TGAL shall in all cases be subject to the provisions of the Investment Subadvisory Agreement and, in the event of any conflict between the provisions of this Agreement and the provisions of the Investment Subadvisory Agreement, the provisions of the Investment Subadvisory Agreement shall prevail.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers.

TEMPLETON GLOBAL ADVISORS
LIMITED

By: /s/Gregory E. McGowan
Gregory E. McGowan
Executive Vice President and
Secretary

TEMPLETON INVESTMENT
COUNSEL, LLC

By: /s/Gary P. Motyl
Gary P. Motyl
President

APPENDIX A

     The Subadviser shall serve as investment subadviser for each Portfolio of the Trust listed below. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to each Portfolio, the fee computed separately for such Portfolio at an annual rate as follows (the "Subadviser Fee"):

	First $500	Excess Over
	million	$500 million
Port	of Aggregate	of Aggregate
folio	Net Assets*	Net Assets*

U.S. Global Leaders Growth Fund

*The term Aggregate Net Assets includes the net assets of a Portfolio of the Trust. It also includes with respect to each Portfolio the net assets of one or more other portfolios as indicated below, but in each case only for the period during which the Subadviser for the Portfolio also serves as the subadviser for the other portfolio(s). For purposes of determining Aggregate Net Assets and calculating the Subadviser Fee, the net assets of the Portfolio and each other portfolio of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund.

Trust		Other
Portfolio(s)		Portfolio(s)
U.S. Global	-	U.S. Global
Leaders		Leaders Growth
Growth Fund		Trust, a series of
John Hancock
Trust

     The Subadviser Fee for a Portfolio shall be based on the applicable annual fee rate for the Portfolio which for each day shall be equal to (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Subadviser Fee for each Portfolio shall be accrued for each calendar day, and the sum of the daily fee accruals shall be paid monthly to the Subadviser within 30 calendar days of the end of each month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the net assets of the Portfolio. The Adviser shall provide Subadviser with such information as Subadviser may reasonably request supporting the calculation of the fees paid to it hereunder. Fees shall be paid either by wire transfer or check, as directed by Subadviser.

     If, with respect to any Portfolio, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.